Exhibit 99.1

News Release

Contact:

Ellen M Martin

Kureczka/Martin Associates

Investor & Media Relations

Tel: (510) 832-2044

XOMA Reports Third Quarter 2005 Financial Results

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Highlights: Multiple Myeloma Phase I with Chiron, New Cubist Contract and BCE Licenses

Berkeley, CA – November 2, 2005 — XOMA Ltd. (Nasdaq: XOMA), a leader in discovery and development of antibody therapeutics for cancer and immunological disorders, today announced its financial results for the quarter and year to date ended September 30, 2005.

For the third quarter of 2005, the Company reported a net loss of ($9.0) million or ($0.10) per share on a fully diluted basis, compared with a net loss of ($20.1) million or ($0.24) per share in the third quarter of 2004. These results reflect higher revenues, reduced R&D expenses and the elimination of losses from the RAPTIVA® collaboration agreement with Genentech, Inc. (NYSE: DNA) that was restructured in January of 2005.

For the first nine months of 2005, XOMA recorded net income of $12.5 million or $0.13 per share (fully diluted), a figure that includes a non-recurring gain of $40.9 million, recognizing the extinguishment of a long-term loan due to Genentech as part of the January 2005 restructuring.

As of September 30, 2005, XOMA held $45.8 million in cash, cash equivalents and short-term investments, compared with $24.3 million at December 31, 2004, primarily due to proceeds of a financing completed in February of 2005. A more detailed discussion of XOMA’s financial results is provided below and in XOMA’s third quarter 2005 Form 10-Q filing.

“The new contract with Cubist, along with the NIAID agreement, increases utilization of our antibody development and manufacturing infrastructure and brings in revenues,” said David Boyle, XOMA’s chief financial officer. “With the higher revenues and reduced spending in the first nine months of 2005, XOMA has cut its operating loss to less than half of levels for the same period in 2004, demonstrating continued progress towards our goal of sustainable profitability.”

Third Quarter 2005 highlights

•	Chiron Corporation (Nasdaq: CHIR) and XOMA commenced Phase I clinical testing of CHIR-12.12 in multiple myeloma subjects. A Phase I study in chronic lymphocytic leukemia (CLL) is ongoing. XOMA and Chiron are evaluating CHIR-12.12 for additional B-cell malignancies.

•	Wyeth (NYSE: WYE) was granted a non-exclusive worldwide license to XOMA’s bacterial cell expression (BCE) system. Crucell expanded their existing BCE license to include certain phage display applications. XOMA has now granted BCE licenses to approximately 40 companies, two of which have products in Phase III trials; if these products are approved, XOMA would be due royalties.

•	Cubist and XOMA established a strategic antibody manufacturing relationship with an initial agreement under which XOMA will develop new processes to manufacture a novel two-antibody biologic (HepeX-B™) in quantities sufficient to conduct Phase III clinical trials.

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As disclosed by Genentech on October 10th, RAPTIVA® sales for the United States were $20.9 million for the third quarter of 2005 compared to $16.3 million for the same quarter of 2004. International sales for the third quarter of 2005 increased to $10.0 million as disclosed by Serono S.A A. (virt-x:

SEO and NYSE: SRA) on October 25th. XOMA is entitled to a royalty on worldwide sales of RAPTIVA® in all indications.

•	XOMA is developing several compounds under its internal product development programs. In the BPI program, NEUPREX® is undergoing investigator sponsored studies and XOMA is evaluating its use for biodefense indications.

•	Another molecule in internal development, XMA005.2, a novel, high-affinity antibody, is in preclinical evaluation for arthritis indications.

•	Alan M Solinger, MD, joined XOMA as vice president of clinical immunology, bringing extensive medical and development experience to support XOMA’s internal and collaborative clinical programs.

“I’m pleased with the progress of our two multiple-antibody collaborations, with Chiron and Lexicon, as well as with signing a second antibody development and manufacturing contract, with Cubist,” said John L. Castello, president, chairman and CEO of XOMA. “Through such strategic collaborations and manufacturing contracts, XOMA continues to fill the product development pipeline and strengthen our financial position.”

Financial Discussion

Revenues

Revenues for the three months ended September 30, 2005 were $4.4 million, compared with $0.6 million for the three months ended September 30, 2004. Revenues for the first nine months of 2005 increased to $12.6 million from $1.5 million in the first nine months of 2004.

License and collaborative fee revenues increased to $0.9 million in the third quarter, compared with $0.5 million for the same period of 2004. These include upfront and milestone payments related to the outlicensing of XOMA products and technologies and other collaborative arrangements.

Contract revenues increased to $1.9 million for the third quarter of 2005, compared with zero in the third quarter of 2004, primarily due to clinical trial services performed on behalf of Genentech and recognition of revenues for contract manufacturing services performed under the NIAID contract that began in March of 2005.

Royalties recorded for the three months ended September 30, 2005 increased to $1.7 million, compared with $29,000 for the 2004 quarter, primarily reflecting RAPTIVA® royalties earned under the restructured arrangement with Genentech. Beginning on January 1, 2005, XOMA earns a mid-single digit royalty on sales of RAPTIVA® worldwide.

Revenues for the next several years will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and by the establishment and nature of future manufacturing, outlicensing and collaborative arrangements.

Expenses

Research and development expenses for the three months ended September 30, 2005 decreased to $9.4 million from $12.6 million for the third quarter of 2004. This reflects reduced spending on MLN2222, XMP.629, RAPTIVA®, the TPO-mimetic and new product research, partially offset by increased spending on the Chiron oncology, Aphton anti-gastrin antibody collaborations, the NIAID contract and the Lexicon collaboration. General and administrative expenses decreased to $3.2 million and $10.7 million for the third quarter and first nine months of 2005 as compared with $4.0 million and $11.5 million the same periods in 2004.

Collaborative arrangement expenses, which related exclusively to RAPTIVA®, were zero for the three and nine months ended September 30, 2005. These expenses were $3.9 million and $12.3 million for the three and nine months ended September 30, 2004, respectively. The 2004 amount represents XOMA’s 25% share of commercialization costs for RAPTIVA®, in excess of Genentech’s revenues, less cost of goods sold and R&D cost-sharing arrangements. Under the restructured arrangement with Genentech, effective January 1, 2005, XOMA is no longer responsible for a share of operating costs or R&D expenses, but receives royalties on worldwide sales. Genentech is responsible for all development costs and will compensate XOMA for any development support for RAPTIVA®.

Long-term Debt

At December 31, 2004, XOMA’s balance sheet reflected a $40.9 million long-term note due to Genentech, which was extinguished under the restructuring of the Genentech agreement announced in January 2005.

In February of 2005, XOMA issued $60 million of 6.5% convertible senior notes due in 2012, which is shown on the September 30, 2005 balance sheet as convertible long-term debt.

Under its collaborative arrangement with XOMA, Chiron has made available a $50.0 million credit facility under which XOMA can receive financing for up to 75% of its share of development expenses. In June of 2005, XOMA drew down an initial $8.8 million under this facility.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at September 30, 2005 were $45.8 million, compared with $24.3 million at December 31, 2004. The $21.5 million increase primarily reflects cash proceeds of $56.6 million from the February 2005 financing plus a June 2005 drawdown of $8.8 million under the Chiron loan, partially offset by cash used in operations of $41.1 million. Cash used in operations for the nine months ending September 30, 2005 include a $14.3 million decrease in accrued liabilities and a $3.5 million increase in accounts receivables.

Product Highlights

RAPTIVA® (Efalizumab): Collaboration with Genentech, Inc.

This anti-CD11a antibody therapeutic, developed through a collaboration between Genentech and XOMA, received US Food and Drug Administration (FDA) approval in October of 2003 for the treatment of adults with chronic moderate-to-severe plaque psoriasis who are candidates for systemic therapy or phototherapy.

Outside the United States and Japan, RAPTIVA® is sold by Serono SA, which received European Commission Marketing Authorisation in September of 2004 to treat patients with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. RAPTIVA® is now approved in 44 countries worldwide.

In the third quarter of 2005, Genentech reported US sales increased 28% to $20.9 million, from $16.3 million in the third quarter of 2004. Serono reported international sales of $10.0 million, an increase of 932.6% over the third quarter of 2004. For the first nine months of 2005, US sales of RAPTIVA® were reported to be $58.8 million compared to approximately $37.7 million for the same period last year. Sales of RAPTIVA® outside of the US for the first nine months of 2005 were reported to be $21.9 million compared to $1.2 million for the same period in 2004.

Oncology Therapeutic Antibodies Collaboration with Chiron

In October 2005, Chiron and XOMA initiated a second clinical trial of CHIR 12.12, a fully human, antagonist antibody that targets the CD40 antigen. This single agent, open-label Phase I study will evaluate the drug’s safety, dose tolerability and pharmacokinetic profile in up to 40 subjects with multiple myeloma, using translational medicine to monitor biomarkers and correlate them with responses to therapy, guiding the dose regimen and selection of subjects.

Multiple myeloma (MM) is a progressive cancer of plasma cells (B-lymphocytes), key components of the human immune system that produce antibodies to fight infection. As the second most prevalent blood cancer after non-Hodgkin’s lymphoma, nearly 16,000 new MM cases are expected in 2005 and 50,000 Americans currently live with the disease.

A similar Phase I study is already underway at three leading cancer centers in the United States in up to 40 subjects with advanced CLL. Chiron and XOMA are also evaluating clinical testing of CHIR-12.12 in patients with other B-cell cancers. Under an agreement announced in March of 2004, the companies are jointly researching and developing multiple antibody product candidates, sharing expenses and revenues, generally on a 70-30 basis, with XOMA’s share being 30%.

Lexicon Genetics Collaboration

This three-year collaboration, announced in June of 2005, combines Lexicon’s biotherapeutics target discovery capabilities with XOMA’s antibody generation platform to speed the development of novel therapeutic antibodies. Lexicon selects targets from its Genome 5000™ gene knockout technology program; XOMA generates and engineers antibody candidates for development using its phage display libraries and Human Engineering™ technology, and will be principally responsible for manufacturing antibodies for clinical trials and commercialization. Costs and profits will be allocated 65/35 between Lexicon and XOMA, respectively.

As an initial target, XOMA and Lexicon have already selected a secreted protein involved in metabolic functions such as insulin sensitivity and weight gain in response to diet. Antibodies to this target may be developed to treat obesity, type 2 diabetes and other metabolic diseases.

Antibody Process Development and Manufacturing Contracts

In September, XOMA established a strategic antibody manufacturing relationship with Cubist Pharmaceuticals. Under this agreement, XOMA will develop new processes to manufacture a novel two-antibody biologic (HepeX-B™) in quantities sufficient to conduct Phase III clinical trials. HepeX-B™ is a combination of two fully human monoclonal antibodies that target the hepatitis B virus (HBV) surface. The product, which has been granted Orphan Drug Status in both the U.S. and the European Union, is currently in evaluation in Phase III trials for the prevention of HBV re-infection in liver transplant patients. If these trials are successful, the companies may extend the relationship to a commercial supply agreement for product launch.

Already in progress is a $15.0 million, 18-month contract to develop and manufacture three monoclonal antibodies as biodefense agents against botulinum neurotoxin. XOMA was awarded this contract in March of 2005 by the National Institute of Allergy and Infectious Diseases (NIAID), a part of the National Institutes of Health, and it is 100% funded with federal funds from NIAID under Contract No. HHSN266200500004C.

XOMA Internal Programs:

BPI

XOMA remains committed to the future development of drugs from its BPI platform, including its NEUPREX® formulation. The safety profile of NEUPREX® continues to be an attractive clinical feature evidenced by ongoing investigator-sponsored studies. Several clinical investigators are conducting or plan to conduct studies in target indications including pediatric open-heart surgery, burns and bone marrow transplant (BMT). The BMT studies may provide proofs of concept for acute radiation syndrome for possible biodefense application. XOMA has decided to cease investigating at this time the use of NEUPREX® as a possible treatment for plague.

XMA005.2

This Human-Engineered™ monoclonal antibody is a high-affinity molecule, with potent inhibitory activity against its inflammatory target. This high potency means that it may be suitable for use as a monthly-dose injectable therapeutic. XOMA is currently evaluating XMA005.2 in preclinical studies targeting multiple indications, including osteoarthritis and rheumatoid arthritis, where monthly dosing could be a significant marketing advantage. The company plans to start clinical testing for this molecule in the first half of 2007.

Bacterial Cell Expression (BCE) System License Program

XOMA has built a development infrastructure for producing antibodies in bacteria that includes proprietary capabilities and a strong patent portfolio. Bacterial cell expression (BCE) is an enabling technology used to discover and screen, as well as develop and manufacture, recombinant proteins and antibodies for commercial purposes. BCE is an essential technology used in multiple systems for high-throughput screening of antibody domains, including expression of antibodies by phage display. With a growing market for antibody therapeutics and the increasing use of phage display for antibody discovery, licenses to XOMA’s BCE technology assets have become increasingly attractive to companies engaged in biopharmaceutical discovery and development.

In September of 2005, XOMA announced the grant of a non-exclusive, worldwide license to Wyeth for use of XOMA’s BCE technology. In October, XOMA announced that Crucell has expanded its existing BCE license to improve Crucell’s ability to perform phage display in the field of infectious disease with third party collaborators.

To date, XOMA has granted BCE licenses to approximately 40 companies, many of which are applicable to products in early phases of development. Two antibody products in late-stage clinical testing are manufactured under license using XOMA’s BCE technologies. These are Celltech Group plc’s CIMZIA™ anti-TNF alpha antibody fragment in trials for Crohn’s disease and rheumatoid arthritis, and Genentech’s Lucentis™ (ranibizumab) antibody fragment against Vascular Endothelial Growth Factor (VEGF) in trials for wet age-related macular degeneration. It is XOMA’s policy to disclose its license interest in such products when they reach Phase III development.

Investor Conference Call

XOMA has scheduled an investor conference call regarding this announcement to be held tomorrow, Thursday, November 3, 2005, beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com/. The domestic dial-in number (U.S./Canada) for the live call is 1-877-869-7222 and the conference ID number is 1132738. The international dial-in number is 1-706-679-5933 and uses the same dial-in conference I.D. number. To listen to the call via the Internet, go to XOMA’s website a few minutes before the start of the call to register, download, and install any necessary audio software. The audio replay of the call will be available beginning two hours following the conclusion of the webcast through 6:00 p.m. EST (3:00 p.m. PST) on December 5, 2005. Access numbers for the replay are 1-800-642-1687 (U.S./Canada) or 1-706-645-9291 (International); Conference I.D. is the same as for the call: 1132738.

About XOMA

XOMA is a pioneer and leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has a royalty interest in RAPTIVA® (efalizumab), a monoclonal antibody product marketed worldwide (by Genentech, Inc. and Serono, SA) to treat moderate-to-severe plaque psoriasis. XOMA’s discovery and development capabilities include antibody phage display, bacterial cell expression (BCE), and Human Engineering™ technologies, plus a fully integrated drug development infrastructure. XOMA’s development collaborators include Aphton Corporation, Chiron Corporation and Lexicon Genetics Incorporated. The company pipeline also includes proprietary programs in preclinical and clinical development. For more information about XOMA’s product pipeline and antibody product development capabilities and technologies, please visit XOMA’s website at http://www.xoma.com/.

Certain statements contained herein related to the sufficiency of XOMA’s cash resources, its goal of sustainable profitability, future sales of RAPTIVA® and development of RAPTIVA® and CHIR 12.12, as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; XOMA’s ability to achieve profitability will depend on the success of the sales efforts for RAPTIVA®, revenues related to manufacturing and development services it provides, its ability to effectively manage and anticipate its expenditures and the availability of capital market and other financing. The sales efforts for RAPTIVA® may not be successful if Genentech, Inc. or its partner, Serono S.A., fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if any important remaining regulatory approvals are not obtained; and future development of RAPTIVA® or CHIR 12.12 may not be successful for reasons related to safety or efficacy.

These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K, quarterly report on Form 10-Q and other SEC filings.

Condensed Financial Statements Follow

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14,584	$23,808
Short-term investments	31,194	511
Receivables	4,366	707
Related party receivables	96	167
Prepaid expenses	2,022	1,414

Total current assets	52,262	26,607
Property and equipment, net	18,549	19,306
Related party receivables – long-term	130	188
Deposits and other	3,086	159

Total assets	$74,027	$46,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
(NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$2,454	$1,919
Accrued liabilities	5,789	19,331
Notes payable	—	116
Capital lease obligations	49	237
Deferred revenue	3,048	2,000

Total current liabilities	11,340	23,603
Deferred revenue – long-term	4,833	6,333
Convertible debt – long-term	60,000	—
Interest bearing obligation – long-term	8,844	40,934

Total liabilities	85,017	70,870
Commitments and contingencies
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 86,294,010 and 85,587,174 shares outstanding at September 30, 2005 and December 31, 2004, respectively	43	43
Additional paid-in capital	654,965	653,537
Accumulated comprehensive (loss) income	(32)	280
Accumulated deficit	(665,967)	(678,471)

Total shareholders’ equity (net capital deficiency)	(10,990)	(24,610)

Total liabilities and shareholders’ equity (net capital deficiency)	$74,027	$46,260

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenues:
License and collaborative fees	$856	$530	$4,036	$1,442
Contract revenue	1,858	—	4,050	—
Royalties	1,712	29	4,492	65

Total revenues	4,426	559	12,578	1,507

Operating costs and expenses:
Research and development (including contract related of $956 and $2,741, respectively, for the three and nine months ended September 30, 2005, and zero for the same periods of 2004)	9,383	12,562	28,932	38,439
General and administrative	3,243	4,015	10,703	11,538
Collaboration arrangement	—	3,857	—	12,286

Total operating costs and expenses	12,626	20,434	39,635	62,263

Loss from operations	(8,200)	(19,875)	(27,057)	(60,756)
Other income (expense):
Investment and interest income	454	158	1,441	452
Interest expense	(1,236)	(307)	(3,014)	(925)
Other income (expense)	(10)	(119)	41,174	(125)

Income (loss) from operations before income taxes	(8,992)	(20,143)	12,544	(61,354)
Provision for income taxes	2	—	40	—

Net income (loss)	$(8,994)	$(20,143)	$12,504	$(61,354)

Basic net income (loss) per common share	$(0.10)	$(0.24)	$0.15	$(0.73)

Diluted net income (loss) per common share	$(0.10)	$(0.24)	$0.13	$(0.73)

Shares used in computing basic net income (loss) per common share	86,277	85,284	86,091	84,619

Shares used in computing diluted net income (loss) per common share	86,277	85,284	117,666	84,619